================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                ----------------

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                                  -------------

                                (AMENDMENT NO. 5)


                      AMERICAN MOBILE SATELLITE CORPORATION
--------------------------------------------------------------------------------
                                (Name of Issuer)


   COMMON STOCK, $.01 PAR VALUE                           02755R 10 3
--------------------------------------------------------------------------------
  (Title of class of securities)                         (CUSIP number)


                               SCOTT B. TOLLEFSEN
                 HUGHES COMMUNICATIONS SATELLITE SERVICES, INC.
                                 1500 HUGHES WAY
                              LONG BEACH, CA 90810
                                 (310) 525-5150
--------------------------------------------------------------------------------
      (Name, address and telephone number of person authorized to receive notices and communications)


                                DECEMBER 31, 1997
--------------------------------------------------------------------------------
             (Date of event which requires filing of this statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


================================================================================


NYFS07...:\56\53356\0056\2011\SCH1078J.39G

-------------------------------           --------------------------------------
CUSIP No.  02755R 10 3                              13D-Page 2
-------------------------------           --------------------------------------

--------------------------------------------------------------------------------
 1        NAME OF REPORTING PERSON:             HUGHES COMMUNICATIONS
                                                SATELLITE SERVICES, INC.

          S.S. OR I.R.S. IDENTIFICATION NO.                    95-3881942
          OF ABOVE PERSON:
--------------------------------------------------------------------------------
 2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:            (A)[_]
                                                                       (B)[X]
--------------------------------------------------------------------------------
 3        SEC USE ONLY

--------------------------------------------------------------------------------
 4        SOURCE OF FUNDS:            AF

--------------------------------------------------------------------------------
 5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEM 2(d) [_] OR 2(e):
--------------------------------------------------------------------------------
 6        CITIZENSHIP OR PLACE OF ORGANIZATION:     CA

--------------------------------------------------------------------------------
 NUMBER OF           7    SOLE VOTING POWER:                   0
   SHARES
                  --------------------------------------------------------------
BENEFICIALLY         8    SHARED VOTING POWER:                 6,691,622
  OWNED BY
                  --------------------------------------------------------------
    EACH             9    SOLE DISPOSITIVE POWER:              0
 REPORTING
                  --------------------------------------------------------------
PERSON WITH         10    SHARED DISPOSITIVE POWER:            6,691,622

--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH          6,691,622
          REPORTING PERSON:

--------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES:                                                [X]

--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):           26.58%

--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON:                 CO

--------------------------------------------------------------------------------


SEE INSTRUCTIONS BEFORE FILLING OUT!

-------------------------------           --------------------------------------
CUSIP No.    02755R 10 3                               13D-Page 3
-------------------------------           --------------------------------------

--------------------------------------------------------------------------------
 1        NAME OF REPORTING PERSON:                 HUGHES COMMUNICATIONS, INC.

          S.S. OR I.R.S. IDENTIFICATION NO.
          OF ABOVE PERSON:
--------------------------------------------------------------------------------
 2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:             (A) [_]
                                                                        (B) [X]
--------------------------------------------------------------------------------
 3        SEC USE ONLY

--------------------------------------------------------------------------------
 4        SOURCE OF FUNDS:            AF

--------------------------------------------------------------------------------
 5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEM 2(d) [_] OR 2(e):
--------------------------------------------------------------------------------
 6        CITIZENSHIP OR PLACE OF ORGANIZATION:     CA

--------------------------------------------------------------------------------
 NUMBER OF           7    SOLE VOTING POWER:                   0
   SHARES
                  --------------------------------------------------------------
BENEFICIALLY         8    SHARED VOTING POWER:                 6,691,622
  OWNED BY
                  --------------------------------------------------------------
    EACH             9    SOLE DISPOSITIVE POWER:              0
 REPORTING
                  --------------------------------------------------------------
PERSON WITH         10    SHARED DISPOSITIVE POWER:            6,691,622

--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH          6,691,622
          REPORTING PERSON:

--------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES:                                                  [X]
--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):           26.58%

--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON:                 CO

--------------------------------------------------------------------------------


SEE INSTRUCTIONS BEFORE FILLING OUT!

-------------------------------           --------------------------------------
CUSIP No.   02755R 10 3                                13D-Page 4
-------------------------------           --------------------------------------

--------------------------------------------------------------------------------
 1        NAME OF REPORTING PERSON:           HUGHES ELECTRONICS CORPORATION
                                              FORMERLY KNOWN AS
                                              HUGHES NETWORK SYSTEMS, INC.

          S.S. OR I.R.S. IDENTIFICATION NO.
          OF ABOVE PERSON:
--------------------------------------------------------------------------------
 2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:             (A) [_]
                                                                        (B) [X]
--------------------------------------------------------------------------------
 3        SEC USE ONLY

--------------------------------------------------------------------------------
 4        SOURCE OF FUNDS:            WC

--------------------------------------------------------------------------------
 5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEM 2(d) [_] OR 2(e):
--------------------------------------------------------------------------------
 6        CITIZENSHIP OR PLACE OF ORGANIZATION:     DE

--------------------------------------------------------------------------------
 NUMBER OF           7    SOLE VOTING POWER:                   0
   SHARES
                  --------------------------------------------------------------
BENEFICIALLY         8    SHARED VOTING POWER:                 10,816,622
  OWNED BY
                  --------------------------------------------------------------
    EACH             9    SOLE DISPOSITIVE POWER:              0
 REPORTING
                  --------------------------------------------------------------
PERSON WITH         10    SHARED DISPOSITIVE POWER:            10,816,622

--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH          10,816,622
          REPORTING PERSON:

--------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES:                                                  [X]
--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):           36.92%

--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON:                 CO

--------------------------------------------------------------------------------


SEE INSTRUCTIONS BEFORE FILLING OUT!

-------------------------------           --------------------------------------
CUSIP No.     02755R 10 3                               13D-Page 5
-------------------------------           --------------------------------------

--------------------------------------------------------------------------------
 1        NAME OF REPORTING PERSON:                 GENERAL MOTORS CORPORATION

          S.S. OR I.R.S. IDENTIFICATION NO.
          OF ABOVE PERSON:
--------------------------------------------------------------------------------
 2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:            (A) [_]
                                                                       (B) [X]
--------------------------------------------------------------------------------
 3        SEC USE ONLY

--------------------------------------------------------------------------------
 4        SOURCE OF FUNDS:            AF

--------------------------------------------------------------------------------
 5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEM 2(d) [_] OR 2(e):
--------------------------------------------------------------------------------
 6        CITIZENSHIP OR PLACE OF ORGANIZATION:     DE

--------------------------------------------------------------------------------
 NUMBER OF           7    SOLE VOTING POWER:                   0
   SHARES
                  --------------------------------------------------------------
BENEFICIALLY         8    SHARED VOTING POWER:                 10,816,622
  OWNED BY
                  --------------------------------------------------------------
    EACH             9    SOLE DISPOSITIVE POWER:              0
 REPORTING
                  --------------------------------------------------------------
PERSON WITH         10    SHARED DISPOSITIVE POWER:            10,816,622

--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH          10,816,622
          REPORTING PERSON:

--------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES:                                                  [X]
--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):           36.92%

--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON:                 CO

--------------------------------------------------------------------------------


SEE INSTRUCTIONS BEFORE FILLING OUT!

            This constitutes Amendment No. 5 to the Schedule 13D (the

"Statement") filed with the Securities and Exchange Commission (the

"Commission") by Hughes Communications Satellite Services, Inc. ("HCSS"), Hughes

Communications, Inc. ("HCI"), Hughes Electronics Corporation, formerly known as

Hughes Network Systems, Inc. ("HE"), and General Motors Corporation

(collectively, the "Reporting Persons"), with respect to the Common Stock, $.01 par value (the "Common Stock"), of American Mobile Satellite Corporation, a

Delaware corporation (the "Company"). The percentage of Common Stock reported in this Amendment as being beneficially owned by the Reporting Persons is based upon 25,151,255 shares of outstanding Common Stock, representing the number of outstanding shares of Common Stock identified in the Company's Quarterly Report on Form 10-Q for the period ended September 30, 1997 (the "Third Quarter 10-Q")

and after giving effect to the number of shares of Common Stock beneficially owned by the Reporting Persons.


Item 2.     Identity and Background
            -----------------------

            Schedules I and II of the Statement are hereby amended in their entirety by Schedules I and II attached hereto in order to update certain information contained therein with respect to the executive officers and directors of HCSS and General Motors Corporation ("GM"), respectively. Following the merger of HE Holdings, Inc. and Raytheon Company (the "Merger") on December

19, 1997, HE Holdings, Inc. ceased to be a beneficial owner of more than five percent of the Common Stock and, thus ceased to be a reporting person for purposes of the Statement. In addition, following the merger of GM/HE Merger Sub, Inc. (formerly known as Hughes Electronics

Corporation) with and into GM and the subsequent transfer of all of the capital stock of HE to GM, HE became a direct, wholly-owned subsidiary of GM. The warrant to purchase 4,125,000 shares of Common Stock previously owned by GM/HE

Merger Sub, Inc. was assigned to HE as part of the transactions contemplated by the Merger. Accordingly, Schedule A of the Statement is hereby amended in its entirety to list each executive officer and director of HE and the business address, present principal occupation or employment and citizenship of each such executive officer and director, as well as the name, principal business and address of any corporation or other organization in which such employment is conducted.


            During the last five years, none of the Reporting Persons nor, to the knowledge of the Reporting Persons, any of the other persons named in Item 2 to the Statement has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).


            During the last five years, none of the Reporting persons nor, to the knowledge of the Reporting Persons, any of the other persons named in Item 2 to the Statement was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


Item 4.     Purpose of the Transaction
            --------------------------

            The information in Item 6 is incorporated herein by reference.

Except as described in Item 6 below, the Reporting Persons currently have no plans or proposals which would result in any of the actions described in clauses (a) through (j) of Item 4 of Schedule 13D.


Item 5.     Interest in Securities of the Issuer
            ------------------------------------

            The following new paragraph is added to Item 5 of the Statement.

            The information in Item 2 with respect to HE Holdings, Inc. ceasing to be a reporting person for purposes of this Statement is incorporated herein by reference.


Item 6.     Contracts, Arrangements, Understandings or
            Relationships with Respect to Securities of the Issuer
            ------------------------------------------------------

            On December 31, 1997, the Company entered into a Stock Purchase

Agreement (the "Purchase Agreement") with Motorola, Inc. ("Motorola") pursuant to which, subject to the satisfaction of the conditions set forth therein, the

Company would acquire ARDIS Company, a wholly-owned subsidiary of Motorola, for a purchase price of $50 million in cash and $50 million in the Company's Common

Stock and warrants. In connection therewith, HE, Satellite Communications

Investments Corporation, Space Technologies Investments, Inc., Satellite Mobile

Telephone Company, L.P., Transit Communications, Inc., Singapore

Telecommunications, Inc., Baron Capital Partners, L.P. (collectively, the

"Stockholders"), the Company and Motorola entered into a Participation Rights

Agreement (the "Rights Agreement"). A copy of the Rights Agreement is filed as an Exhibit hereto and is incorporated herein by reference.


      The Rights Agreement provides that, if the transactions contemplated by the Purchase Agreement are consummated, for so long as Motorola beneficially owns more than five percent of the Common Stock on a fully-diluted basis,

Motorola has the right to elect to participate in any contemplated transfer,

assignment or other disposition (a "Transfer") by a Stockholder (the

"Transferring Stockholder") of (i) any shares of Common Stock issued to the

Stockholders and (ii) any equity securities issued or issuable directly or indirectly with respect to the Common Stock referred to in clause (i) above (the

"Stockholder Shares"). A Transfer does not include a transfer of Stockholder

Shares (i) to the public pursuant to Rule 144 under the Securities Act of 1933,

as amended, or (ii) in other sales through a broker or dealer in the public stock market over an exchange or the Nasdaq Stock Market. If Motorola elects to participate in a Transfer, it would be entitled to sell in such Transfer, at the same price and on the same terms as the Transferring Stockholder, a number of shares of Common Stock equal to the product of (a) the quotient determined by dividing the number of shares of Common Stock owned by Motorola by the aggregate number of shares of Common Stock owned by the Transferring Stockholder and

Motorola and (B) the number of Stockholder Shares to be sold in the contemplated Transfer. The Transfer may not be consummated unless the prospective transferee purchases from Motorola the number of shares of Common

Stock contemplated above, or, simultaneously with the Transfer, the Transferring

Stockholder purchases from Motorola such number of shares of Common Stock that

Motorola would have been entitled to sell to the prospective transferee as described above.


      The Rights Agreement also provides that, if the transactions contemplated by the Purchase Agreement are consummated, for so long as Motorola beneficially owns more than five percent of the Common Stock on a fully-diluted basis, each

Stockholder has the right to elect to participate in any Transfer by Motorola of

(i) any shares of Common Stock issued to Motorola and (ii) any equity securities issued or issuable directly or indirectly with respect to the Common Stock referred to in clause (i) above. The Stockholders may elect, pro rata based on the number of shares of Common Stock owned by them, to participate in such

Transfer. If any Stockholder elects to participate in a Transfer (an "Electing

Stockholder"), it would be entitled to sell in such Transfer, at the same price and on the same terms as Motorola, a number of shares of Common Stock equal to the product of (a) the quotient determined by dividing the number of shares of

Common Stock owned by such Stockholder by the aggregate number of shares of

Common Stock owned by the Electing Stockholders and Motorola and (b) the number of shares to be sold in such Transfer. The Transfer may not be consummated unless the prospective transferee purchases from the Electing Stockholders the number of shares of Common

Stock contemplated above, or, simultaneously with the Transfer, Motorola purchases from the Electing Stockholders such number of shares of Common Stock that the Electing Stockholders would have been entitled to sell to the proposed transferee as described above.


      The Rights Agreement also provides that each Stockholder shall vote all of its Stockholder Shares in favor of, and take such other action as may be necessary to approve, the transactions contemplated by the Purchase Agreement.


      Under the Rights Agreement and the related Registration Rights Agreement entered into between the Company and Motorola and executed simultaneously therewith (the "Motorola Registration Rights Agreement"), the Company has

provided to Motorola certain demand and piggy-back registration rights. As previously described in Amendment No. 3 to the Statement, each Stockholder received from the Company certain demand and piggy-back registration rights pursuant to a Registration Rights Agreement dated June 28, 1996 (the

"Stockholder Rights Agreement"). Each Stockholder has agreed under the Rights

Agreement to subordinate any demand and piggy-back registration rights granted to it pursuant to the Stockholder Rights Agreement to Motorola's rights under the Motorola Registration Rights Agreement until the end of the 42nd month following the month in which the closing of the Purchase Agreement occurs.


            As described in Amendment No. 3 to the Statement, the Company entered into certain long-term credit agreements and HE, Singapore Telecom and

Baron Capital Partners, L.P. (collectively, the "Guarantors") guaranteed the Company's obligations under such credit agreements pursuant to the Guaranty Issuance Agreement dated June 28, 1996. The

Company has informed the Guarantors that consummation of the transactions contemplated by the Purchase Agreement is conditioned upon the completion by the

Company of a new financing. The Company also has informed the Guarantors that a restructuring of the long-term credit agreements discussed above will be required to permit such financing. The Guarantors and the Company have stated

that it is their intent, which expressly is understood by the Guarantors and the

Company to be non-binding and not to create legal obligations, to modify the warrants to purchase Common Stock previously issued to the Guarantors and issue additional warrants to the Guarantors if any such restructuring were consummated. The modifications would involve adjusting the term and the exercise price of the warrants to restore the theoretical value of such warrants as of

March 1997. The Company also would issue to the Guarantors an additional 2.0 million warrants with the modified terms described in the preceding sentence. In addition, the Stockholder Rights Agreement would be modified to include the new warrants and to extend the Guarantors' registration rights thereunder to the term of the new warrants.


Item 7.    Material to be Filed as Exhibits.
           ---------------------------------

     1.    Participation Rights Agreement, dated December 31, 1997, by and among

Motorola, the Company and the Stockholders.

                                    SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, we the undersigned certify that the information set forth in this Statement is true, complete and correct.



Dated: January 15, 1998

                                  HUGHES COMMUNICATIONS SATELLITE SERVICES, INC.

                                  By:  /s/ Scott B. Tollefsen
                                      ---------------------------------------
                                  Name:  Scott B. Tollefsen
                                  Title: Senior Vice President, General
                                  Counsel and Secretary



                                  HUGHES COMMUNICATIONS, INC.

                                  By:  /s/ Scott B. Tollefsen
                                      ---------------------------------------
                                  Name:  Scott B. Tollefsen
                                  Title: Senior Vice President, General
                                  Counsel and Secretary



                                  HUGHES ELECTRONICS CORPORATION

                                  By:  /s/Roxanne S. Austin
                                      ---------------------------------------
                                  Name:  Roxanne S. Austin
                                  Title: Senior Vice President and
                                  Chief Financial Officer



                                  GENERAL MOTORS CORPORATION

                                  By:  /s/ Martin I. Darvick
                                      ---------------------------------------
                                  Name:  Martin I. Darvick
                                  Title: Assistant Secretary

                                                                     SCHEDULE I


             HUGHES COMMUNICATIONS SATELLITE SERVICES, INC. ("HCSS")

                        EXECUTIVE OFFICERS AND DIRECTORS


     All directors and executive officers of HCSS are citizens of the United States. Unless otherwise specified, the business address of each person listed below is 1500 Hughes Way, Long Beach, California 90810.


Name and Address                      Position with HCSS                    Principal Occupation or
----------------                      ------------------                    Employment
                                                                            -----------------------
G.P. Bertonneau                       Vice President                        Vice President of HCSS

M.T. Fitch                            Vice President                        Vice President of HCSS

Edward J. Fitzpatrick                 Vice President                        Vice President of HCSS

Craig A. Stephens                     Vice President                        Vice President of HCSS

Daniel P. Sullivan                    Vice President                        Vice President of HCSS

Frank A. Taormina                     President                             President of HCSS and HCI

Scott B. Tollefsen                    Senior Vice President, General        Senior Vice President, General
                                      Counsel and Secretary                 Counsel and Secretary of HCSS
                                                                            and HCI



                                                                   SCHEDULE II

                        GENERAL MOTORS CORPORATION ("GM")

                        EXECUTIVE OFFICERS AND DIRECTORS

                  All directors and executive officers of GM are citizens of the United States, except for Percy Barnevik who is a citizen of Sweden.

                  John G. Smale, Chairman of the GM Board of Directors and a director of GM was born in Listowel, Ontario, Canada, and is a naturalized U.S. citizen.

                  Dennis Weatherstone, a member of the GM Board of Directors, was born in London, England, and is a citizen of both the United States and Great Britain.

                  Mr. Smale and Mr. Weatherstone are not aliens, therefore, disclosure is not required. In exercising an abundance of caution, their birth places and citizenship are provided.

                  Unless otherwise specified, the business address of each person listed below is 3044 West Grand Boulevard, Detroit, Michigan 48202.

          Name and Address                      Position with GM                      Principal Occupation or
          ----------------                      ----------------                      Employment
                                                                                      -----------------------
          Anne L. Armstrong                     Director                              Chairman of the Board of
          P.O. Box 1358                                                               Trustees, Center for Strategic
          Kingsville, TX  78364                                                       and International Studies

          Percy Barnevik                        Director                              Chairman and Chief Executive
          AFSOLTERNSTRASSE 44                                                         Officer, ABB Asea Brown Boveri
          P.O. Box 8131                                                               Ltd.
          Ch-8050
          Zurich, Switzerland

          J.T. Battenberg III                   Executive Vice President and          GM Executive Vice President and
          5725 Delphi Drive                     President of Delphi Automotive        President of Delphi Automotive
          Troy, MI 48098-2815                   Systems                               Systems

          John H. Bryan                         Director                              Chairman and Chief Executive
          Three First National Plaza                                                  Officer, Sara Lee Corp.
          Chicago, IL 60602

          Name and Address                      Position with GM                      Principal Occupation or
          ----------------                      ----------------                      Employment
                                                                                      -----------------------

          Thomas E. Everhart                    Director                              Former President, California
          Parsons-Gates Hall of                                                       Institute of Technology
          Administration
          1201 East California Boulevard,
          Rm. 204
          Pasadena, CA 91125

          Charles T. Fisher, III                Director                              Former Chairman and President,
          P.O. Box 116                                                                First Chicago NBD Corporation
          Detroit, MI 48232

          George M.C. Fisher                    Director                              Chairman and Chief Executive
          Eastman Kodak Company                                                       Officer, Eastman Kodak Company
          343 State Street
          Rochester, NY 14650-0229

          Thomas A. Gottschalk                  Senior Vice President and             Senior Vice President and
          3031 W. Grand Blvd.                   General Counsel                       General Counsel of GM
          Detroit, MI 48202

          Louis R. Hughes                       Executive Vice President and          GM Executive Vice President and
          Ch-8152                               President of International            President of International
          Glattbrugg, Switzerland               Operations                            Operations

          J. Michael Losh                       Executive Vice President and          Executive Vice President and
                                                Chief Financial Officer               Chief Financial Officer of GM

          Richard G. LeFauve                    Senior Vice President and             Senior Vice President and
                                                President, General Motors             President, General Motors
                                                University                            University

          J. Willard Marriott, Jr.              Director                              Chairman of the Board and CEO,
          One Marriott Drive                                                          Marriott International, Inc.
          Washington, D.C. 20058

          Ann D. McLaughlin                     Director                              Former U.S. Secretary of Labor;
          The Aspen Institute                                                         President, Federal City Council;
          1333 New Hampshire Avenue, N.W.,                                            Vice Chairman, The Aspen
          #1070                                                                       Institute
          Washington, D.C. 20036

          Harry J. Pearce                       Vice Chairman and Director            Vice Chairman of GM

          Name and Address                      Position with GM                      Principal Occupation or
          ----------------                      ----------------                      Employment
                                                                                      -----------------------

          Eckhard Pfeiffer                      Director                              Chief Executive Officer,
          Compaq Computer Corp.                                                       President and Director of Compaq
          20555 S.H. 249                                                              Computer Corporation
          Houston, TX 77070

          Karen Katen                           Director                              Executive Vice President, Pfizer
          235 East 42nd Street                                                        Pharmaceuticals, Inc. and
          New York, NY 10017                                                          President of U.S. Pharmaceuticals

          John G. Smale                         Director                              Chairman, GM Executive
          P.O. Box 599                                                                Committee, and Chairman of the
          Cincinnati, OH 45201-0599                                                   Executive Committee of the Board
                                                                                      of Directors, The Proctor &
                                                                                      Gamble Company

          John F. Smith, Jr.                    Chairman of the Board of              Chairman of the Board, Chief
                                                Directors, Chief Executive            Executive Officer and President
                                                Officer and President                 of GM

          Louis W. Sullivan                     Director                              President, Morehouse School of
          720 Westview Drive, S.W.                                                    Medicine; Former U.S. Secretary
          Atlanta, GA 30310-1495                                                      of Health and Human Services

          G. Richard Wagoner, Jr.               Executive Vice President and          GM Executive Vice President and
                                                President of North American           President of North American
                                                Operations                            Operations

          Dennis Weatherstone                   Director                              Retired Chairman and Current
          60 Wall Street                                                              Director, J.P. Morgan & Co.
          20th Floor                                                                  Inc.; Member of Board of Banking
          New York, NY 10260                                                          Supervision, Bank of England

          Thomas H. Wyman                       Director                              Senior Advisor, SBC Warburg,
          277 Park Avenue                                                             Inc.; Former Chairman of the
          New York, NY 10172                                                          Board, CBS, Inc.; Former
                                                                                      Chairman, S.G. Warburg & Co.,
                                                                                      Inc.

                                                                     SCHEDULE A

                      HUGHES ELECTRONICS CORPORATION ("HE")

                        EXECUTIVE OFFICERS AND DIRECTORS

All directors and executive officers of HE are citizens of the United States. Unless otherwise specified, the business address of each person listed below is 7200 Hughes Terrace, Los Angeles, California 90045.

          Name and Address                      Position with HE                      Principal Occupation or
          ----------------                      ----------------                      Employment
                                                                                      -----------------------
          Steven D. Dorfman                     Director and Vice Chairman            Vice Chairman of HE

          Charles T. Fisher, III                Director                              Former Chairman and President,
          100 Renaissance Center, Suite                                               First Chicago NBD Corporation
          2412
          Detroit, MI 48243

          J. Michael Losh                       Director                              Executive Vice President and
          100 Renaissance Center, P.O. Box                                            Chief Financial Officer of GM
          100
          Detroit, MI 48265-1000

          Charles H. Noski                      Director and President                President of HE

          Harry J. Pearce                       Director                              Vice Chairman of GM
          100 Renaissance Center, P.O. Box
          100
          Detroit, MI 48265-1000

          Eckhard Pfeiffer                      Director                              Chief Executive Officer,
          20555 S.H. 249                                                              President and Director of
          Houston, TX 77070                                                           Compaq Computer Corporation

          John F. Smith, Jr.                    Director                              Chairman of the Board, Chief
          100 Renaissance Center, P.O. Box                                            Executive Officer and President
          100                                                                         of GM
          Detroit, MI 48265-1000

          Michael T. Smith                      Director, Chairman and Chief          Chairman of and Chief
                                                Executive Officer                     Executive Officer of HE



          Name and Address                      Position with HE                      Principal Occupation or
          ----------------                      ----------------                      Employment
                                                                                      -----------------------

          Thomas H. Wyman                       Director                              Senior Advisor, SBC Warburg,
          SBC Warburg & Co., Inc.                                                     Inc.; Former Chairman of the
          277 Park Avenue                                                             Board, CBS, Inc.; Former
          New York, NY 10172                                                          Chairman, S.G. Warburg & Co.,
                                                                                      Inc.

          Roxanne S. Austin                     Senior Vice President and Chief       Senior Vice President and Chief
                                                Financial Officer                     Financial Officer of HE

          Gareth C.C. Chang                     Senior Vice President                 Senior Vice President of HE

          Donald L. Cromer                      Vice President                        Vice President of HE
          Hughes Space & Communications
          Company
          2260 E. Imperial Hw.
          El Segundo, CA 90245

          Michael J. Gaines                     Controller                            Controller of HE


          Jeffrey E. Grant                      Vice President                        Vice President of HE
          Hughes Space & Communications
          Company
          2260 E. Imperial Hwy.
          El Segundo, CA 90245


          Eddy W. Hartenstein                   Vice President                        Vice President of HE
          Direct TV
          2230 E. Imperial Hwy.
          El Segundo, CA 90245

          Kenneth N. Heintz                     Vice President                        Vice President of HE
          PanAmSat Corp.
          One Pickwick Plaza
          Greenwich, CT 06830

          Pradman P. Kaul                       Vice President                        Vice President of HE
          Hughes Network Systems
          11717 Exploration Ln.
          Germantown, MD 20876

          Name and Address                      Position with HE                      Principal Occupation or
          ----------------                      ----------------                      Employment
                                                                                      -----------------------

          Jack A. Shaw                          Senior Vice President                 Senior Vice President of HE
          Hughes Network Systems
          11717 Exploration Ln.
          Germantown, MD 20876

          Roderick M. Sherwood III              Vice President                        Vice President of HE

          Marcy J.K. Tiffany                    Vice President and General            Vice President and General
                                                Counsel                               Counsel of HE


          Theodore G. Westerman                 Senior Vice President                 Senior Vice President of HE

          Jan L. Williamson                     Secretary                             Secretary of HE


                                  EXHIBIT INDEX



1. Participation Rights Agreement, dated December 31, 1997, by and among Motorola, the Company and the Stockholders.